OMB APPROVAL
OMB Number: 3235-0116 Expires: July 31, 2008 Estimated average burden hours per response......6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 22, 2006

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                .

CREDIT SUISSE Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse To Acquire Majority Interest in Hedging-Griffo,

A Leading Brazilian Wealth Manager

Zurich/São Paulo, December 21, 2006 Credit Suisse announced today that it has signed an agreement to acquire a majority interest in Hedging-Griffo, a leading independent Asset Management and Private Banking company in Brazil for CHF 358 million in cash (USD 294 million/BRL 635 million). The acquisition supports Credit Suisse’s integrated bank strategy by adding significant scale to its onshore Asset Management and Private Banking businesses, and complements Credit Suisse’s position as the premier Investment Bank in Brazil. Credit Suisse will acquire a 50 percent stake in Hedging-Griffo, plus one share, which corresponds to approximately 9.5x current year earnings. Under the terms of the transaction, the parties have entered into an option arrangement whereby Credit Suisse may acquire, and the current shareholders may sell, the remaining stake in Hedging-Griffo after five years.

The transaction is subject to approval by the Central Bank of Brazil and is expected to close by the middle of 2007. Upon closing, Hedging-Griffo will operate as Credit Suisse Hedging-Griffo. All the partners of Hedging-Griffo have signed long-term contracts with Credit Suisse.

Hedging-Griffo is a leading independent Asset Management and Private Banking company serving the high-growth Brazilian market. Hedging-Griffo manages CHF 9.2 billion (USD 7.6 billion/ BRL 15.9 billion) for high-net worth individuals in Brazil and over the past three years assets under management have increased at an average annual growth rate of 38.5 percent. The company focuses on hedge funds, equity funds, and fund of funds domestically and internationally.

Credit Suisse has built the leading Investment Banking business in Brazil following its acquisition of Banco Garantia in 1998. With the acquisition of Hedging-Griffo, Credit Suisse will now be able to offer clients in Brazil the benefits of the integrated bank through the addition of a first class Asset Management and Private Banking platform.

The transaction is also another example of Credit Suisse executing its strategy to establish and build its onshore wealth management franchise in key growth markets around the world, having most recently opened offices in Moscow and Sydney. This strategy has benefited from the trend in many markets, including Brazil, of clients increasingly seeking to have their assets managed onshore.

Antonio Quintella, Chief Executive Officer of Banco de Investimentos Credit Suisse (Brasil) S.A. said, “This transaction combines the leading independent Private Banking and Asset Management company in Brazil with the leading Investment Bank in Brazil. As part of Credit Suisse, Hedging-Griffo clients will benefit from access to the global resources of one of the world’s premier banks. We look forward to strengthening our platform in partnership with the Hedging-Griffo team whose expertise, spirit and client focus has made their business so successful.”

Anthony DeChellis, Managing Director and Head of Private Banking Americas for Credit Suisse said, “We are committed to growing our onshore Private Banking presence in Brazil, a core market for Credit Suisse. Hedging-Griffo is the right partner with which to join forces to serve high-net worth and ultra-high net worth individuals in the country. In addition, Hedging-Griffo’s industry leading Asset Management business is highly complementary to Credit Suisse’s Asset Management operations in Brazil.”

Luis Stuhlberger, one of the four Hedging-Griffo Senior Partners said, “We are very proud to work together with Credit Suisse, which is the ideal partner for Hedging-Griffo and its clients. We plan to move forward with our excellence in management, product development, and complement our competencies with the global reach of Credit Suisse, drawing on the synergies provided by a leading investment bank.”

Credit Suisse has operated in Brazil since 1990 and through its Investment Banking operations, Banco de Investimentos Credit Suisse (Brasil) S.A., the firm is the leading Investment Bank in Brazil and the largest foreign broker.

The Credit Suisse and Hedging-Griffo businesses further complement each other as Hedging-Griffo is the 4th largest Brazilian Stock Exchange (Bovespa) brokerage house and it has the second largest commodities trading desk in Brazil, adding to Credit Suisse’s leading presence in these markets.

For further information: http://www.credit-suisse.com/hedging-griffo

Press calls on December 21, 2006

Time	1 p.m. (CET)/10 a.m (São Paulo): Presentation in Portuguese
2 p.m. (CET)/11 a.m. (São Paulo): Presentation in English
Speakers:	Antonio Quintella, CEO of Banco de Investimentos Credit Suisse (Brasil) S.A.
Anthony DeChellis, Managing Director and Head of Private Banking Americas Credit Suisse
Luis Stuhlberger, Senior Partner of Hedging-Griffo
José Leopoldo Figueiredo, Senior Partnerof Hedging-Griffo

Telephone:	Worldwide: +55 11 2101 1490
US: +1 800 771 5460
Note:	We recommend that you dial in approximately 10 minutes before the start of the telephone conference.

2

Information

David Walker, Communications Private Banking Americas Credit Suisse, New York,

telephone +1 212 538 1708, david.walker@credit-suisse.com

Regula Arrigoni, Communications Private Banking Credit Suisse, Zurich, telephone +41 844 33 88 44, regula.arrigoni@credit-suisse.com

Marc Buchheister, Investor Relations Credit Suisse, Zurich, telephone +41 44 333 31 69, marc.buchheister@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 40,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Hedging-Griffo

Hedging-Griffo is a fund manager, wholly-owned by national capital, which specializes in three business areas: private banking, asset management and brokerage. With 25 years of market experience, the company’s target is to seek results based on a strong strategy of fund allocation and the pursuit of excellence. Its horizontal structure, with an emphasis on partnership, enables clients to be in much closer contact with all the business areas.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

3

Cautionary statement regarding non-GAAP financial information

This press release contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles, is posted on our website at http://www.credit-suisse.com/sec.html.

4

Acquisition of Hedging-GriffoDecember 2006

Disclaimer Cautionary statement regarding forward-looking information This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.

Global financial services company 2nd largest private bank globally and 2nd largest commercial & retail bank in Switzerland Top-tier global investment bank One of largest alternative1) asset managers 1) private equity, hedge funds, real estate, quantitative strategies 2) 60% outside Switzerland Employees 44,700 2) Net income USD 5.3 bn Assets under management USD 1,172 bn Market capitalization USD 80 bn Shareholders’ equity USD 34 bn Overview of Credit Suisse

Hedging-Griffo Profile

HEDGING-GRIFFO

- Hedging-Griffo is a leading Brazilian financial services provider founded in 1981
  - Main lines of businesses: Asset Management, Private Banking and Brokerage
  - 290 employees, all located in São Paulo
- Initially established as a brokerage house focusing on equities, financial futures and agricultural commodities futures
  - Asset management business was established in 1992 and focuses on hedge funds, equity funds and funds of funds domestically and internationally
  - Private banking business was established in 1996 with the hiring of young talented personnel, developed as private bankers internally
- Manages assets of BRL 15.9 bn for wealthy individuals
  - Over the past 3 years net new money has increased at an annual growth rate of 38.5%
- Top positions in key businesses:
  - 19th - Total AuM - Ranking Global Administradores ANBID (as of October 06)
  - 4th - Private Clients - Ranking Global Administradores ANBID (as of October 06)
  - 4th - Volume Ranking (BRL) Bovespa YTD (as of November 06)
  - 12th - Number of Contracts Ranking BM&F YTD (as of November 06)
  - 2nd - Number of Agricultural Commodities Contracts YTD - Ranking BM&F (as of November 06)
  - 1st - Number of Coffee Contracts YTD - Ranking BM&F (as of November 06)

CREDIT SUISSE

Slide 4

Become a premier global bank, leveraging the strengths across three premier business platforms IntegratedBank Acquisition of Hedging-Griffo in line with Credit Suisse StrategyAsset Management Expand leadership in alternative investments Global re-alignment of traditional business Transform into a high-performing business Building One Asset Manager Private Banking Expand leading business modelFurther expand to new markets Seize growth opportunity in developed markets

Asset Management: Who we are Credit Suisse's Asset Management business has offices in 18 countries that operate as a globally integrated network to deliver the bank's best investment ideas and capabilities to clients around the world We manage USD 526 bn in assets, and employ approximately 2,600 people worldwide Americas Europe Asia Pacific Asset under management USD 130.2 bn No. of employees 748 Asset under management USD 372.0 bn No. of employees 1,612 Asset under management USD 23.9 bn No. of employees 230 As of September 30, 2006

Credit Suisse is a Leading Global Player in Wealth Management

Global AuM of competitors 2005 (CHF bn), excl. brokerage business



UBS
982
Credit Suisse
659
Citigroup
466
Merrill Lynch
355
HSBC
353
Deutsche Bank
260
JP Morgan
246
BNP Paribas
224
ABN Amro
203
Julius Baer
121

Source: CS estimates

CREDIT SUISSE

Slide 7

Leading Global Wealth Management Franchise

- Switzerland: 75 service locations
- Germany: 14 service locations
- Italy: 32 service locations
- France: 3 service locations
- Spain: 3 service locations


London
Guernsey
Luxembourg
Frankfurt
Paris
Vienna
Lisbon
Zurich
Milan
Monaco
Madrid
Gibraltar
San Francisco
Los Angeles
Chicago
Boston
Dallas
Atlanta
New York
Baltimore
Miami
Nassau
Mexico
Caracas
Bogotá
Lima
Rio de Janeiro
São Paulo
Santiago
Montevideo
Buenos Aires
St. Petersburg
Moscow
Istanbul
Athens
Beirut
Cairo
Doha
Abu Dhabi
Dubai
Mumbai
Beijing
Shanghai
Guangzho
Hong Kong
Taipei
Bangkok
Kuala Lumpur
Singapore
Jakarta
Johannesburg
Cape Town
Sydney
Melbourne

■ Service locations

CREDIT SUISSE

Slide 8

Wealth Management Presence in Americas Los Angeles Miami Nassau San Francisco Dallas Chicago Boston Atlanta New York Mexico City Caracas Bogotá Lima Santiago Buenos Aires Montevideo São PauloRio de Janeiro Baltimore Build comprehensive Wealth Management in the U.S. Extend leadership position in Latin America Strengthen onshore presence in key markets Way Forward 92+23% 20042005AuM (in CHF bn) 11319 offices across the U.S. and the Americas Service locations

Credit Suisse in Brazil Present in Brazil since 1990 One of the main international investment banks to establish a presence in Brazil One of the leaders in international M&A consultancy services One of main international issuers of debt of Brazilian companies 40 employees, 9 focused on Investment Banking transactions Credit Suisse 22 years of Investment Banking: unrivaled local expertise Leader in mergers, acquisitions, equities, fixed income, FX and stock analysis #1 Brokerage House in Brazil USD 3 bn in assets under management Managed as a corporation with 320 employees Banco de Investimentos Garantia Leading Investment Bank in Brazil USD 500 mn in net equity 300 employees Complete Investment Bank Trading operations for the whole of Latin America Stock research coverage of 110 companies in Latin American countries Agility, creativity, solid balance sheet and renowned sales and distribution team Credit Suisse In keeping with its aim of being one of the main players in emerging markets, Credit Suisse acquired Garantia, a leader in Investment Banking in Brazil in 1998 In November 2006, Credit Suisse Brazil received the highest ratings obtained by Financial Institutions in Brazil from the Fitch Ratings: Short-term: F1+ (bra); Long-term: AA+ (bra); Support: 3

Brazil’s Largest Investment Bank 2006 For the fourth year running, Credit Suisse was ranked the Largest Investment Bank in Brazil by Valor Financeiro magazine in June 2006 #1 in ECM and IPOs #2 in M&A #4 in DCM 2006 YTD Rankings / Awards affirm leadership position across businesses: 3rd Largest Broker for ADR 2nd Largest Broker in Bovespa Best equities house 2006 (Euromoney) Best research team in Brazil 2005 (Institutional Investor) Selected transactions:

Hedging-Griffo Strengths Solid Financial Results Net margins of around 45% every year as a result of high performance and a cost-effective structure Versatile Platform Strategically positioned to take advantage of the changes in the Brazilian market Loyal & Premium Client Base Asset management and private banking businesses with an extensive network of loyal clients with an excellent investment profile Brand recognition Hedging-Griffo brand recognized as a performance driven and high- quality financial services provider Wide Range of Products & Services Ability to fully address every client’s investment style and needs Unparalleled Expertise Investment team among the highest performers in the Brazilian market since inception 25 years ago Outstanding Performance Its flagship Verde Fund has been among the highest performing funds in its class since inception in 1997

Extremely Complementary Businesses Combined to Create a Powerful Platform #2 onshore Private Banking franchise in Brazil Private Banking Asset Management Leading asset manager in Brazil with high performing funds Investment Banking Global leader in offshore Private Banking Global asset manager offering full spectrum of products. Leading alternatives platform #1 foreign broker in Brazil with leading position in Equities, Fixed Income and Investment Banking 4th largest Bovespa brokerage house in Brazil with futures and commodities capabilities + + + Dominant Brazil franchise with unmatched onshore / offshore capabilities The leading AM platform in Brazil with global distribution capability and broad product offering Dominant IB franchise with an unmatched product offering capability Credit Suisse Hedging-Griffo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	December 22, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.